J.P. MORGAN INSTITUTIONAL FUNDS
                    AMENDMENT NO. 10 TO DECLARATION OF TRUST

                Amendment dated , 1998, effective October 1, 1998

         Pursuant to Section 6.8 of the Declaration of Trust, dated as of November 4, 1992, as amended (the "Declaration of Trust"), of J.P. Morgan Institutional Funds (the "Trust"), the Trustees of the Trust hereby amend the voting powers so that they reflect dollar based voting rights.

         SECTION 6.8 VOTING POWERS. The Shareholders shall have power to vote only (i) for the removal of Trustees as provided in Section 2.2 hereof, (ii) with respect to any investment advisory or management contract as provided in
Section 4.1 hereof, (iii) with respect to termination of the Trust as provided in Section 9.2 hereof, (iv) with respect to any amendment of this Declaration to the extent and as provided in Section 9.3 hereof, (v) with respect to any merger, consolidation or sale of assets as provided in Sections 9.4 and 9.6 hereof, (vi) with respect to incorporation of the Trust or any series to the extent and as provided in Sections 9.5 and 9.6 hereof, (vii) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders, and (viii) with respect to such additional matters relating to the Trust as may be required by the Declaration, the By-Laws or any registration of the Trust with the Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. Each share of a Fund shall be entitled to one vote for each dollar of net asset value (or a proportionate fractional vote in respect of a fractional dollar amount), on matters on which shares of the Fund shall be entitled to vote. Shares shall be voted by individual series on any matter submitted to a vote of the Shareholders of the Trust except as provided in Section 6.9(g) hereof. There shall be no cumulative voting in the election of Trustees. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, the Declaration or the By-Laws to be taken by Shareholders. At any meeting of Shareholders of the Trust or of any series of the Trust, a Shareholder Servicing Agent may vote any shares as to which such Shareholder Servicing Agent is the agent of record and which are not otherwise represented in person or by proxy at the meeting, proportionately in accordance with the votes cast by holders of all shares otherwise represented at the meeting in person or by proxy as to which such Shareholder Servicing Agent is the agent of record. Any shares so voted by a Shareholder Servicing Agent will be deemed represented at the meeting for quorum purposes. The By-Laws may include further provisions for Shareholder votes and meetings and related matters.



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         IN WITNESS WHEREOF, the undersigned have executed this instrument as of the date first written above. This instrument may be executed by the Trustees on separate counterparts but shall be effective on October 1, 1998 and only when signed by a majority of the Trustees.


Frederick S. Addy


William G. Burns


Arthur C. Eschenlauer


Matthew Healey


Michael P. Mallardi